RAINCHIEF CLARIFIES RECORD DATE AND MEETING DATE FOR UPCOMING SPECIAL MEETING

For Immediate Release

February 6, 2013

Rainchief Energy previously announced via press release a notice for a Special Meeting (the Meeting”) on January 29, 2013. The Company clarifies that the following dates have changed and the new dates will be the following:

To: All Canadian & United States Securities Regulatory Authorities and Shareholders

Subject: RAINCHIEF ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming meeting of security holders for the subject issuer:

Meeting Type: Special

Record Date for Notice of Meeting: March 1, 2013

Record Date for Voting (if applicable): March 1, 2013

Beneficial Ownership Determination Date: March 1, 2013

Meeting Date: April 3, 2013

Please contact the undersigned if there are any questions:

Brad Moynes at 604-336-8138
Email info@rainchief.com

Corporate Address
1185 West Georgia, Suite 1110
Vancouver, BC V6E 4E6 Canada

T: 604-336-8138 F: 866-303-4630